Filed by Pioneer Natural Resources Company

(Commission File No.: 001-13245)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pioneer Natural Resources Company

(Commission File No.: 001-13245)

The following frequently asked questions and answers were posted on Pioneer’s intranet on October 25, 2023:

Severance Benefits Q&A

The information below is summary information only, and the terms and conditions of all applicable plan documents, agreements, policies, and programs will control. For purposes of these questions, we have assumed the planned merger with Exxon will close in 2024, subject to receipt of required regulatory approvals and satisfaction or waiver of other closing conditions, but the fact and timing of the closing of the merger is not guaranteed.

1.	Who is eligible for severance benefits?

You will be eligible for severance benefits under the severance plan if you are a regular, full-time employee regularly required to work 30 or more hours per week and within the two-year period following the closing of the transaction, your employment is terminated without cause or you resign for “good reason”. Under the severance plan, “good reason” generally means that one or more of the following has occurred without your written consent:

•	A material reduction in your total compensation opportunity;

•	If you are a Director or higher, or report to a Director or higher and have management authority, a material reduction in your authority, duties or responsibilities; or

•	Your required relocation of your principal place of employment (assigned work location) by more than 50 miles.

In order to resign for good reason, you must notify the Company that you believe you have good reason within 90 days of the initial occurrence of one of the above triggers. The Company will have 30 days to cure such trigger and, if not cured, you must terminate your employment within 150 days after such initial occurrence.

2.	What are the severance benefits?

If you are eligible for the severance benefits and you timely execute (and do not revoke) a general release of claims, then you will receive a lump sum severance payment consisting of:

•

3 weeks of base pay for each year of service, plus 2 weeks of base pay for each $10,000 of your annual base pay (subject to a minimum of 26 weeks and a maximum of 130 weeks, unless you joined the Company after October 10, 2023, in which case the maximum is 26 weeks); plus

•	A prorated target bonus for the year of your separation; plus

•	Any earned but unpaid bonus for any completed performance periods; plus

•	Payment to cover the anticipated cost of 12 months of COBRA continuation premiums for medical, dental and vision coverage.

You will also be eligible to receive Company-provided outplacement services through an outplacement agency selected by the Company for a period of 6 months following your termination date, up to a maximum cost of $10,000, to assist with your job search and interview preparation as you seek your next job.

Severance benefits will be subject to applicable taxes and withholdings.

3.	How are my years of service calculated for severance benefit purposes?

Your year(s) of service are your completed years (and any additional fraction of a year determined by proration to the last completed month) of continuous employment with Pioneer and its subsidiaries commencing upon your date of employment and ending on your date of termination. In Workday, your date of employment is displayed as your continuous service date.

4.	Did I get service credit for my time at Parsley or Double Point?

Yes, your Parsley and Double Point service time is already included in your years of service under the severance plan.

5.	If I do not continue employment with Exxon and I’m eligible for severance, how long will it be until I receive payment?

Your severance payment is dependent on you signing and returning an effective general release of claims in the form provided by the Company within 60 days after your date of termination. The terms of payment will be outlined in such general release of claims.

6.

The severance plan provides protection for two (2) years after the close of the merger. What happens if I continue to work at the Las Colinas location, and I haven’t received notice from Exxon of my future position and city of job location within that time frame?

Exxon has agreed to provide such notice to employees in the Irving office within 18 months of closing of the merger. If no such notice is provided, the severance protection under the severance plan will be extended to the date that is six months following the date that such notice of your future role is provided.

7.	If I choose not to continue employment with Exxon under circumstances that do not qualify as “good reason”, am I eligible for severance?

No.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (“ExxonMobil”) and Pioneer Natural Resources Company (“Pioneer”), ExxonMobil and Pioneer will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by ExxonMobil that will include a proxy statement of Pioneer that also constitutes a prospectus of ExxonMobil. A definitive proxy statement/prospectus will be mailed to stockholders of Pioneer. This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that ExxonMobil or Pioneer (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND PIONEER ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about ExxonMobil or Pioneer, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by ExxonMobil will be available free of charge under the tab “SEC Filings” on the “Investors” page of ExxonMobil’s internet website at www.exxonmobil.com or by contacting ExxonMobil’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Pioneer will be available free of charge on Pioneer’s internet website at https:// investors.pxd.com/investors/financials/sec-filings/. The information included on, or accessible through, ExxonMobil’s or Pioneer’s website is not incorporated by reference into this communication.

Participants in the Solicitation

ExxonMobil, Pioneer, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pioneer is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, in its Form 8-K filed on May 30, 2023, in its Form 8-K filed on April 26, 2023 and in its Form 8-K filed on February 13, 2023. Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, in its Form 8-K filed on June 6, 2023 and in its Form 8-K filed on February 24, 2023. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.